Exhibit 99.1

Fanhua Reports Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results

And Declares Quarterly Dividend

GUANGZHOU, March 12, 2018 (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent online-to-offline (“O2O”) financial services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20171.

On March 9, 2018, its Board of Directors declared a quarterly dividend of US$0.01 per ordinary share, or US$0.20 per ADS, amounting to a total of US$13.0 million, which represents 66.7% of the Company’s net income attributable to shareholders for the fourth quarter of 2017. The dividend will be payable on or around April 10, 2018 to shareholders of record on March 26, 2018.

Financial Highlights for the Fourth Quarter of 2017:

(In thousands, except per ADS)	2016Q4 (RMB)	2017Q4 (RMB)	2017Q4 (US$)	Change %
Total net revenues	1,323,378	690,476	106,124	-47.8
Operating income	21,344	62,143	9,551	191.1
Net income attributable to the Company’s shareholders[2]	74,594	126,874	19,500	70.1
Diluted net income per ADS	1.23	1.98	0.30	61.0

Financial Highlights for Year 2017:

(In thousands, except per ADS)	2016 (RMB)	2017 (RMB)	2017 (US$)	Change %
Total net revenues	4,082,884	4,088,473	628,386	0.1
Operating (loss) income	(8,466)	273,136	41,980	N/A
Net income attributable to the Company’s shareholders	157,047	449,228	69,045	186.0
Diluted net income per ADS	2.60	7.29	1.13	180.4

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the effective noon buying rate as of December 31, 2017 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]

Following the disposal of Fanhua Bocheng Insurance Brokerage Co., Ltd.. (“Bocheng”), a company primarily engaged in providing insurance brokerage business in November 2017, the Company is required to present its financial results on a continuing and discontinued basis. Profits and losses related to Bocheng are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

Commenting on the fourth quarter and fiscal year 2017 financial results, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “Owing to strong performance in the past four quarters, our total operating income in 2017 grew to RMB273.1 million, far above our previous expectation of RMB180 million, and net income attributable to shareholders grew by 186.0% year-over-year to RMB449.2 million.

“During the fourth quarter of 2017, the Chinese life insurance industry reported single digit year-over-year growth of 2.4% following the implementation of Circular No. 134, which banned the fast-return feature of annuity and endowment insurance products and prohibited life insurers from selling universal life insurance as an add-on to regular life policies. Against this backdrop, we still achieved 50% year-over-year growth in life insurance premiums in the same period which contributed to year-over-year growth of approximately 191.1% to RMB62.1 million in our operating income, once again beating guidance.

“As we enter 2018, new premiums were down across the life insurance market during the Jumpstart sales season, due to the drastic decline in the sales of annuity and universal products which used to be the major contributors behind the rapid growth in life insurance premiums in the past two years. Sales in these products have decreased mainly as a result of high bond yields and CIRC-guided product changes towards higher protection features in new product design. Despite that, we believe that the structural growth of the life insurance market will continue as there is still significant room for more growth in the sales of protection-oriented life insurance products.

“As for Fanhua, protection-oriented insurance products have always been and will continue to be our focus. With continued growth in the life insurance business, we are optimistic that our operating income will grow by approximately 40% year-over-year in 2018.”

Financial Results for the Fourth Quarter of 2017

Total net revenues were RMB690.5 million (US$106.1 million) for the fourth quarter of 2017, representing a decrease of 47.8% from RMB1,323.4 million for the corresponding period in 2016.

●	Net revenues for the life insurance business were RMB490.3 million (US$75.4 million) for the fourth quarter of 2017, representing an increase of 35.3% from RMB362.3 million for the corresponding period in 2016. The increase was due to the growth in the number of sales agents and the rapid growth of renewal commissions. Revenues generated from our life insurance business accounted for 71.0% of our total net revenues in the fourth quarter of 2017.

●	Net revenues for the P&C insurance business were RMB101.9 million (US$15.7 million) for the fourth quarter of 2017, representing a decrease of 88.1% from RMB857.4 million for the corresponding period in 2016. The decrease was primarily due to i) our decision to terminate lower margin channel businesses starting from the second quarter of 2017 and ii) implementation of a platform business model for our auto insurance business beginning the fourth quarter of 2017. Under the new platform business model, we no longer enter into contracts with property and casualty insurance companies for the distribution of auto insurance products through our individual sales agents to earn profits from the commission spread. Rather, we operate CNpad as a public auto insurance transaction platform which connects insurance distributors with our sales agents and charge insurance distributors technology service fees based on the volume of insurance premiums they transact through CNpad. A technology service fee is typically much smaller than the commission we previously received from insurance companies, though our costs are minimal. Revenues generated from the P&C insurance business accounted for 14.8% of our total net revenues in the fourth quarter of 2017.

●	Net revenues for the claims adjusting business were RMB98.3 million (US$15.1 million) for the fourth quarter of 2017, representing a decrease of 5.2% from RMB103.7 million for the corresponding period in 2016. Revenues generated from the claims adjusting business accounted for 14.2% of our total net revenues in the fourth quarter of 2017.

Total operating costs and expenses were RMB628.3 million (US$96.6 million) for the fourth quarter of 2017, representing a decrease of 51.7% from RMB1,302.0 million for the corresponding period in 2016.

●	Commission costs were RMB456.4 million (US$70.1 million) for the fourth quarter of 2017, representing a decrease of 53.9% from RMB989.8 million for the corresponding period in 2016. The decrease in commission cost was mainly due to the decrease in P&C insurance business, partially offset by the growth of life insurance business.

♦	Costs of the life insurance business were RMB314.5 million (US$48.3 million) for the fourth quarter of 2017, representing an increase of 28.3% from RMB245.1 million for the corresponding period in 2016. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 68.9% of our total commission costs in the fourth quarter of 2017.

♦	Costs of the P&C insurance business were RMB84.2 million (US$12.9 million) for the fourth quarter of 2017, representing a decrease of 87.8% from RMB687.5 million for the corresponding period in 2016. The decrease was primarily due to the implementation of a platform business model for our P&C insurance business whereby no cost is incurred for the platform model. Costs incurred by the P&C insurance business accounted for 18.5% of our total commission costs in the fourth quarter of 2017.

♦	Costs of claims adjusting business were RMB57.6 million (US$8.9 million) for the fourth quarter of 2017, representing an increase of 0.5% from RMB57.3 million for the corresponding period in 2016. Costs incurred by the claims adjusting business accounted for 12.6% of our total commission costs in the fourth quarter of 2017.

●	Selling expenses were RMB61.5 million (US$9.5 million) for the fourth quarter of 2017, representing a decrease of 63.4% from RMB168.1 million for the corresponding period in 2016. The decrease was primarily because promotional marketing subsidies were paid to sales agents in the fourth quarter of 2016 for selling auto insurance policies while there was no such promotional marketing plan in 2017.

●	General and administrative expenses were RMB110.4 million (US$17.0 million) for the fourth quarter of 2017, representing a decrease of 23.4% from RMB144.1 million for the corresponding period in 2016. The decrease was primarily due to a significant reduction in expenses related to P&C insurance agencies as a result of the disposal of our P&C insurance agency subsidiaries in the fourth quarter of 2017, partially offset by an increase in expenses incurred for setting up new offices and staff recruitment as a result of regional expansion.

As a result of the preceding factors, we had an operating income of RMB62.1 million (US$9.6 million) for the fourth quarter of 2017, representing an increase of 191.1% from RMB21.3 million for the corresponding period in 2016.

Operating margin was 9.0% for the fourth quarter of 2017, compared to 1.6% for the corresponding period in 2016.

Investment income was RMB39.5 million (US$6.1 million) for the fourth quarter of 2017, representing a decrease of 26.6% from RMB53.8 million for the corresponding period in 2016. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB12.4 million (US$1.9 million) for the fourth quarter of 2017, representing an increase of 40.3 times from RMB0.3 million for the corresponding period in 2016, primarily due to interest related to amounts due from Sincere Fame International Limited (“Sincere Fame”) and Shenzhen Chuangjia Investment Limited Partnership, which beneficially owns 84.6% of Fanhua Puyi Fund Sales Limited.

Income tax expense was RMB38.1 million (US$5.9 million) for the fourth quarter of 2017, representing an increase of 102.7% from RMB18.8 million for the corresponding period in 2016. The effective tax rate for the fourth quarter of 2017 was 32.9% compared with 25.1% for the corresponding period in 2016. The increase in effective tax rate was primarily due to the withholding income tax provided pursuant to dividend payments in the fourth quarter of 2017.

Share of income of affiliates was RMB55.2 million (US$8.5 million) for the fourth quarter of 2017, representing an increase of 297.1% from RMB13.9 million for the corresponding period in 2016, mainly attributable to an increase of profits from Sincere Fame, a company in which we own 20.6% of the equity interest.

Net income from continuing operations was RMB132.9 million (US$20.4 million) for the fourth quarter of 2017, representing an increase of 89.3% from RMB70.2 million for the corresponding period in 2016.

Net loss (income) from discontinued operations was RMB1.2 million (US$0.2 million) for the fourth quarter of 2017, mainly representing the loss from disposal of the brokerage segment in the fourth quarter. Net income from discontinued operation was RMB11.7 million for the corresponding period in 2016, representing net income from operation of brokerage segment contribute to the Company.

Net income attributable to the Company’s shareholders was RMB126.9 million (US$19.5 million) for the fourth quarter of 2017, representing an increase of 70.1% from RMB74.6 million for the corresponding period in 2016.

Net margin was18.4% for the fourth quarter of 2017 compared with 5.6% for the corresponding period in 2016.

Basic and diluted net income per ADS were RMB1.98 (US$0.30) and RMB1.98 (US$0.30) for the fourth quarter of 2017, respectively, representing increases of 54.7% and 61.0% from RMB1.28 and RMB1.23 for the corresponding period in 2016.

Financial Results for Year 2017

Total net revenues were RMB4,088.5 million (US$628.4 million) for 2017, representing an increase of 0.1% from RMB4,082.9 million for the corresponding period in 2016.

●	Net revenues for the life insurance business were RMB2,424.4 million (US$372.6 million) for 2017, representing an increase of 144.8% from RMB990.5 million in 2016. The increase was due to the growth in the number of sales agents and rapid growth of new policy sales. Revenues generated from our life insurance business accounted for 59.3% of our total net revenues in 2017.

●	Net revenues for the P&C insurance business were RMB1,355.8 million (US$208.4 million) for 2017, representing a decrease of 50.8% from RMB2,755.9 million in 2016. The decrease was primarily due to i) our decision to terminate lower margin channel businesses starting from the second quarter of 2017; ii) implementation of a platform business model for our auto insurance business beginning the fourth quarter of 2017; and iii) the suspension of business cooperation with PICC Property and Casualty Company Limited (“PICC P&C”) starting from March 1, 2017. Revenue generated from our P&C insurance business accounted for 33.2% of our total net revenue in 2017.

●	Net revenues for the claims adjusting business were RMB308.3 million (US$47.4 million) for 2017, representing a decrease of 8.4% from RMB336.4 million in 2016. Revenues generated from the claims adjusting business accounted for 7.5% of our total net revenues in 2017.

Total operating costs and expenses were RMB3,815.3 million (US$586.4 million) for 2017, representing a decrease of 6.7% from RMB4,091.4 million in 2016.

●	Commission costs were RMB3,059.4 million (US$470.2 million) for 2017, representing a decrease of 1.5% from RMB3,106.6 million in 2016. The decrease in commission cost was mainly due to the decrease in our P&C insurance business, partially offset by the growth of our life insurance business.

♦	Costs of the life insurance business were RMB1,636.3 million (US$251.5 million) for 2017, representing an increase of 143.1% from RMB673.2 million in 2016. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 53.5% of our total commission costs in 2017.

♦	Costs of the P&C insurance business were RMB1,228.5 million (US$188.8 million) for 2017, representing a decrease of 45.0% from RMB2,233.6 million in 2016. The decrease was primarily due to the implementation of a platform business model for our P&C insurance business under which no costs are incurred. Costs incurred by the P&C insurance business accounted for 40.1% of our total commission costs in 2017.

♦	Costs of claims adjusting business were RMB194.5 million (US$29.9 million) for 2017, representing a decrease of 2.7% from RMB199.8 million in 2016. Costs incurred by the claims adjusting business accounted for 6.4% of our total commission costs in 2017.

●	Selling expenses were RMB221.8million (US$34.1 million) for 2017, representing a decrease of 55.9% from RMB502.8 million in 2016. The decrease was primarily because promotional marketing subsidies were paid to sales agents in the fourth quarter of 2016 for selling auto insurance policies while there was no such promotional marketing plan in 2017.

●	General and administrative expenses were RMB534.1million (US$82.1 million) for 2017, representing an increase of 10.8% from RMB481.9 million in 2016. The increase was primarily due to an increase in expenses incurred for setting up new offices and staff recruitment as a result of regional expansion offset by the reduction in expenses related to P&C insurance agencies as a result of the disposal of most of our P&C insurance agency subsidiaries in the fourth quarter of 2017.

As a result of the preceding factors, we had an operating income of RMB273.1 million (US$42.0 million) for 2017, compared with an operating loss of RMB8.5 million in 2016.

Operating margin was 6.7% for 2017, compared to negative 0.2% in 2016.

Investment income was RMB191.8million (US$29.5 million) for 2017, representing an increase of 66.3% from RMB115.3 million in 2016. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half-a-year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB25.9 million (US$4.0 million) for 2017, representing an increase of 275.4% from RMB6.9 million in 2016, primarily due to interest related to amounts due from Sincere Fame International Limited (“Sincere Fame”) and Shenzhen Chuangjia Investment Limited Partnership, which beneficially owns 84.6% of Fanhua Puyi Fund Sales Limited.

Income tax expense was RMB167.8 million (US$25.8million) for 2017, representing an increase of 516.9% from RMB27.2 million in 2016. The effective tax rate for 2017 was 33.2% compared with 22.0% in 2016. The increase in effective tax rate was primarily due to the withholding income tax provision related to dividend payments for the second half of 2017.

Share of income of affiliates was RMB108.9 million (US$16.7 million) for 2017, representing an increase of 125.5% from RMB48.3 million in 2016, mainly attributable to an increase of profits from Sincere Fame, a company in which we own 20.6% of the equity interest.

Net income from continuing operations was RMB446.2 million (US$68.6 million) for 2017, representing an increase of 207.5% from RMB145.1 million in 2016.

Net income from discontinued operations was RMB5.5 million (US$0.8 million) for 2017, mainly representing net income from operation of Brokerage Segment contribute to the Company. Net income from discontinued operation was RMB22.5 million in 2016, representing net income from operation of Brokerage Segment contribute to the Company.

Net income attributable to the Company’s shareholders was RMB449.2 million (US$69.0 million) for 2017, representing an increase of 186.0% from RMB157.0 million in 2016.

Net margin was 11.0% for 2017 compared with 3.8% in 2016.

Basic and diluted net income per ADS were RMB7.29 (US$1.13) and RMB7.29 (US$1.13) for 2017, respectively, representing increases of 169.0% and 180.4% from RMB2.71 and RMB2.60 in 2016.

As of December 31, 2017, the Company had RMB2,862.5 million (US$440.0 million) in cash, cash equivalents and short term investments.

Key Operational Metrics for Fanhua’s Online Initiatives for 2017:

●	CNpad Auto Insurance Mobile Application(“CNpad Auto Insurance App”) - Our proprietary mobile sales support system:

➢	CNpad Auto Insurance App had been downloaded and activated 365,282 times as of December 31, 2017, representing an increase of 72.0% from 212,317 times as of December 31, 2016;

➢	The number of active users of CNpad Auto Insurance App[3] was 158,778 in 2017, representing an increase of 103.0% from 78,216 in 2016;

➢	Insurance premiums generated through CNpad Auto Insurance App were RMB2.7 billion (US$413.5 million) in 2017, representing a decrease of 11.7% from RMB3.0 billion for 2016.

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both CNpad Auto Insurance and CNpad Life Insurance App, which was launched in October 2017. All CNpad Life Insurance App accounts have been converted to Lan Zhanggui.

➢	Lan Zhanggui had been downloaded and activated 493,360 times as of December 31, 2017, representing an increase of 132.4% from 212,317 times of downloads of CNpad Life Insurance App as of December 31, 2016;

➢	The number of active users of Lan Zhanggui[4] was 126,603 in 2017, representing an increase of 62.0% from 78,126 active users of CNpad Life Insurance App in 2016;

➢	Insurance premiums generated through Lan Zhanggui were RMB2.2 billion (US$340.9 million) in 2017, representing an increase of 194.0% from RMB754.4 million generated through CNpad Life Insurance App for 2016.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 2.7 million as of December 31, 2017, representing an increase of 101.5% from 1.4 million as of December 31, 2016.

[3]	Active users of CNpad App included users who made at least one purchase of auto insurance policy through CNpad App (including both its mobile application and WeChat public account ) during the specific period.
[4]	Active users are defined as users who made at least one purchase of life insurance policy through Lan Zhangui in the fourth quarter of 2017 or CNpad Life Insurance App prior to the fourth quarter of 2016 during the specified period.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 1.5 million as of December 31, 2017, representing an increase of 104.1% from approximately 0.7 million as of December 31, 2016;

➢	The number of active customer accounts[5] was 185,611 in 2017, representing an increase of 17.0% from 158,683 in 2016;

➢	Insurance premiums generated on or through Baoxian.com was RMB727.0 million (US$111.7 million) in 2017, representing an increase of 697.1% from RMB91.2 million in 2016.

Recent Developments

●	As of December 31, 2017, Fanhua had 506,231 sales agents and 1,226 professional claims, compared with 231,592 sales agents and 1,304 claims adjusters as of December 31, 2016. As of December 31, 2017, Fanhua’s distribution network consisted of 502 sales outlets in 21 provinces and 144 services outlets in 29 provinces, compared with 746 sales outlets in 21 provinces and 161 service outlets in 29 provinces as of December 31, 2016.

●	On December 13, 2017, Fanhua signed a Strategic Partnership Agreement with Aeon Life Insurance Limited, pursuant to which both parties will engage in a deep and comprehensive cooperation in a wide range of areas including product sales, technology service and product design to provide best quality insurance products and services to a broader customer base.

●	On November 17, 2017, Fanhua won the Influential Insurance Brands Award 2017 at the 12th Insurance Innovation Awards Ceremony, one of the most authoritative and prestigious events in the insurance industry. The panel of judges for the awards included experts in insurance and brand culture as well as the financial media.

Business Outlook

Fanhua expects its operating income to be no less than RMB80.0 million for the first quarter of 2018. This forecast reflects Fanhua’s current view, which is subject to change.

[5]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com, its mobile application, or WeChat public account during the specified period.

Conference Call

The Company will host a conference call to discuss its fourth quarter 2017 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on March 12, 2018
       or 9:00 AM Beijing/Hong Kong Time on March 13, 2018

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+852-3018-6776

Conference ID #: 6671677

Additionally, a live and archived web cast of this call will be available at: http://ir.cninsure.net/events.cfm

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2017, our distribution and service network is consisted of 646 sales and service outlets covering 29 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	236,952	363,746	55,907
Restricted cash	31,996	75,287	11,571
Short term investments	2,797,842	2,498,730	384,048
Accounts receivable, net	501,804	515,194	79,184
Insurance premium receivables	187	4,325	665
Other receivables	49,094	631,381	97,041
Amounts due from related parties	32,495	—	—
Other current assets	31,230	43,864	6,742
Current assets held for sale[6]	12,964	—	—
Total current assets	3,694,564	4,132,527	635,158

Non-current assets:
Property, plant, and equipment, net	31,338	26,075	4,008
Goodwill and intangible assets, net	181,549	127,079	19,532
Deferred tax assets	8,277	2,091	321
Investment in affiliates	294,576	404,783	62,214
Other non-current assets	28,188	45,187	6,945
Non-current assets held for sale	76	—	—
Total non-current assets	544,004	605,215	93,020
Total assets	4,238,568	4,737,742	728,178

[6]	Current assets held for sale includes cash, cash equivalents and restricted cash of RMB 5,032 and nil in thousands as of December 31, 2016 and 2017, respectively.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$

Current liabilities:
Accounts payable	240,952	203,024	31,204
Insurance premium payables	3,750	9,553	1,468
Other payables and accrued expenses	273,458	241,894	37,178
Accrued payroll	58,758	77,424	11,900
Income tax payable	90,118	129,965	19,975
Current liabilities held for sale	80,083	—	—
Total current liabilities	747,119	661,860	101,725

Non-current liabilities:
Other tax liabilities	72,778	70,350	10,813
Deferred tax liabilities	14,577	17,139	2,634
Non-current liabilities held for sale	—	—	—
Total non-current liabilities	87,355	87,489	13,447
Total liabilities	834,474	749,349	115,172

Ordinary shares	8,658	9,571	1,471
Additional paid-in capital	2,301,655	2,429,559	373,416
Statutory reserves	311,590	311,038	47,806
Retained earnings	1,018,928	1,468,708	225,737
Accumulated other comprehensive loss	(65,844)	(93,108)	(14,310)
Subscription receivables	(288,135)	(248,717)	(38,227)
Total shareholders’ equity	3,286,852	3,877,051	595, 893
Non-controlling interests	117,242	111,342	17,113
Total equity	3,404,094	3,988,393	613,006
Total liabilities and equity	4,238,568	4,737,742	728,178

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Life insurance Business	362,347	490,319	75,361	990,541	2,424,444	372,630
P&C insurance Business	857,357	101,858	15,655	2,755,930	1,355,773	208,378
Claims adjusting Business	103,674	98,299	15,108	336,413	308,256	47,378
Total net revenues	1,323,378	690,476	106,124	4,082,884	4,088,473	628,386
Operating costs and expenses:
Life insurance Business	(245,085)	(314,536)	(48,343)	(673,230)	(1,636,340)	(251,501)
P&C insurance Business	(687,479)	(84,217)	(12,944)	(2,233,560)	(1,228,542)	(188,823)
Claims adjusting Business	(57,273)	(57,643)	(8,860)	(199,810)	(194,525)	(29,898)
Total operating costs	(989,837)	(456,396)	(70,147)	(3,106,600)	(3,059,407)	(470,222)
Selling expenses	(168,132)	(61,539)	(9,458)	(502,803)	(221,785)	(34,088)
General and administrative expenses	(144,065)	(110,398)	(16,968)	(481,947)	(534,145)	(82,096)
Total operating costs and expenses	(1,302,034)	(628,333)	(96,573)	(4,091,350)	(3,815,337)	(586,406)
Income (loss) from operations	21,344	62,143	9,551	(8,466)	273,136	41,980
Other income, net:
Investment income	53,837	39,454	6,064	115,275	191,784	29,477
Interest income	347	12,401	1,906	6,901	25,891	3,980
Others, net	(407)	1,863	286	10,341	14,284	2,195
Income from continuing operations before income taxes and income of affiliates and discontinued operations	75,121	115,861	17,807	124,051	505,095	77,632
Income tax expense	(18,832)	(38,126)	(5,860)	(27,249)	(167,803)	(25,791)
Share of income of affiliates	13,895	55,192	8,483	48,293	108,944	16,744
Net income from continuing operations	70,184	132,927	20,430	145,095	446,236	68,585
Net income (loss) from discontinued operations, net of tax	11,684	(1,175)	(180)	22,543	5,480	842
Net income	81,868	131,752	20,250	167,638	451,716	69,427
less: net income attributable to noncontrolling interests	7,274	4,878	750	10,591	2,488	382
Net income attributable to the Company’s shareholders	74,594	126,874	19,500	157,047	449,228	69,045

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$

Net income per share:
Basic:
Net income from continuing operations	0.05	0.10	0.02	0.12	0.36	0.06
Net income from discontinued operations	0.01	0.00	0.00	0.02	0.00	0.00
Net income	0.06	0.10	0.02	0.14	0.36	0.06
Diluted:
Net income from continuing operations	0.05	0.10	0.02	0.11	0.36	0.06
Net income from discontinued operations	0.01	0.00	0.00	0.02	0.00	0.00
Net income	0.06	0.10	0.02	0.13	0.36	0.06

Net income per ADS:
Basic:
Net income from continuing operations	1.08	2.00	0.31	2.32	7.20	1.11
Net income (loss) from discontinued operations	0.20	(0.02)	(0.01)	0.39	0.09	0.02
Net income	1.28	1.98	0.30	2.71	7.29	1.13
Diluted:
Net income from continuing operations	1.04	2.00	0.31	2.23	7.20	1.11
Net income (loss) from discontinued operations	0.19	(0.02)	(0.01)	0.37	0.09	0.02
Net income	1.23	1.98	0.30	2.60	7.29	1.13

Shares used in calculating net income per share:
Basic	1,164,454,046	1,280,599,856	1,280,599,856	1,160,592,325	1,231,698,725	1,231,698,725
Diluted	1,213,598,234	1,283,796,409	1,283,796,409	1,208,821,796	1,261,223,049	1,261,223,049
Net income	81,868	131,752	20,250	167,638	451,716	69,427
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(7,151)	(9,755)	(1,499)	2,177	21,101	3,204
Fair value changes	632	—	—	632	(632)	(97)
Share of other comprehensive gain (loss) of affiliates	(955)	920	141	(37,911)	1,263	194
Comprehensive income	74,394	122,917	18,892	132,536	473,448	72,728
Less: Comprehensive income (loss) attributable to the noncontrolling interests	7,274	4,878	750	10,591	2,488	382
Comprehensive income attributable to the Company’s shareholders	67,120	118,039	18,142	121,945	470,960	75,346

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$

Net cash generated from operating activities	113,516	59,853	9,199	87,846	152,127	23,381
Net cash (used in) generated from investing activities	(99,090)	43,668	6,712	(732,606)	(23,723)	(3,646)
Net cash generated from (used in) financing activities	399	(150,452)	(23,124)	(216,575)	47,558	7,310
Net increase (decrease) in cash and cash equivalents, and restricted cash	14,825	(46,931)	(7,213)	(861,335)	175,962	27,045
Cash, cash equivalents and restricted cash at beginning of period	258,233	489,895	75,295	1,132,851	273,979 [7]	42,110
Effect of exchange rate changes on cash and cash equivalents	921	(3,931)	(604)	2,463	(10,908)	(1,677)
Cash, cash equivalents and restricted cash at end of period	273,979	439,033	67,478	273,979	439,033	67,478

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.

[7]	Amount includes cash, cash equivalents and restricted cash RMB5,032 in thousands of brokerage segment as of December 31, 2016.